

MAIL STOP 4631

April 12, 2010

Leon D. Black
Chairman and Chief Executive Officer
Apollo Global Management, LLC
9 West 57th Street, 43rd Floor
New York, NY 10019

RE: Apollo Global Management, LLC
        Registration Statement on Form S-1
        Amended March 22, 2010
        File Number 333-150141

Dear: Mr. Black:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Initial Public Offering Prospectus

General

1. Please clarify, if true, that the selling shareholders in the IPO prospectus are selling their shares through the underwritten public offering. We note that the disclosure in the Selling Shareholders section suggests that they will not sell through the underwritten offering, as you state that you cannot advise whether they will in fact sell any or all of their shares. However, the Underwriting section indicates that at least the over-allotment will be covered by selling shareholders.

2. Please provide all information required except that allowed to be excluded by Rule 430A of the Securities Act of 1933. This information impacts disclosure throughout your filing and will require time to review. Note that we may have additional comments on your filing once you provide the information.

3. Prior to the effectiveness of your registration statement, please arrange to have a representative of the Financial Industry Regulatory Authority, or FINRA, call us to confirm that FINRA has finished its review and has no additional concerns regarding the underwriting arrangements, or send us a copy of the confirmation letter you have received from FINRA.

4. We encourage you to file all exhibits with your next amendment or otherwise furnish us drafts of your legal opinion, tax opinion and underwriting agreement. We must review these documents before the registration statement is declared effective and we may have additional comments.

5. To the extent that our comments below under the "Resale Prospectus" impact disclosures in the IPO prospectus, please amend the IPO prospectus in response to those comments as well.

The Private Offering Transactions and the Strategic Investors Transaction, page 11

6. To the extent that any of the shares issued in the transactions described in this section are being offered for resale in the IPO, please clarify this. We note that the resale of shares issued in the Rule 144A Offering and the Private Placement appear to be covered by the resale prospectus, and have been excluded from the IPO prospectus. If the shares registered for resale in this offering were not issued in any of the transactions described here, please ensure that you discuss, in an appropriate section of the summary, the resale portion of the IPO, including the transaction(s) in which the shares to be offered were acquired by the selling stockholders.

Our Class A share price may decline due to the large number of shares eligible for future sale . . . , page 58

7. Please briefly discuss the shares sold in the Private Offering Transactions that you are offering for resale in the resale prospectus in this risk factor.

Underwrting, page 272

8. Please briefly disclose the nature of the exceptions to the lock-up obligations and file the form of lock up agreement as an exhibit to the registration statement. See Item 601(b)(10) of Regulation S-K.

Undertakings

9. Please furnish the undertakings required by Item 512(f) and (i) of Regulation S-K.

Resale Prospectus

General

10. Please note that we will assess the reasonableness of the deemed fair value of your equity-based compensation granted during 2009 once your IPO range is disclosed in your Form S-1/A. To the extent applicable, you may need to reconcile the fair values you used for your equity transactions to the fair value indicated by the anticipated IPO price.

Summary Historical and Other Data

(f) Economic Net Income, page 34

11. Please clarify for investors what adjustment (iii) related to your non-controlling interest in consolidated entities represents and why such amounts do not agree to your consolidated and combined financial statements.

12. Please tell us how you determined that your placement fees, public offering costs, real estate investment trust offering costs and non-recurring professional fees are non-recurring or infrequent in nature. Please note that it is not appropriate to state that a charge is non-recurring, infrequent and unusual if the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. To the extent that your adjustments do not meet the criteria for being "non-recurring," please revise your disclosures to change how you characterize these items. For additional guidance on this issue, please see Question 102.03 of the SEC Compliance and Disclosure Interpretations: Non-GAAP Financial Measures.

Management Discussion and Analysis of Financial Condition and Results of Operations

Overview of Results of Operations

Carried Interest Income from Affiliates, page 121

13. You disclose that carried interest income from your private equity funds and certain capital market funds is subject to contingent repayment by the general partner in the event of future losses to the extent that the cumulative carried interest distributed from inception to date exceeds the amount computed as due to the general partner at the final distribution. Please

expand your disclosures herein to quantify, or cross reference to your disclosures that quantify, the amount of the contingent repayment as of December 31, 2009.

Results of Operations

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

14. We note your discussion of advisory and transaction fees from affiliates, including directors' fees and reimbursed broken deal costs and appreciate your identification of the portfolio company transactions which significantly impacted your advisory and transaction fees for each period presented. Please further expand this disclosure to quantify the number of transactions completed and total combined value of transactions completed for each period presented. Please ensure you provide this disclosure for both your consolidated and segment results analysis.

15. On page 126, you indicate that carried interest income (loss) from affiliates changed by $1,300.5 million for the year ended December 31, 2009 as compared to 2008 which was primarily attributable to an increase of $1,594.3 million in net unrealized gains resulting from changes in the fair value of portfolio investments held by certain of your private equity and capital markets funds during the year ended December 31, 2009 as compared to 2008. In light of your revenue recognition policy which indicates that carried interest normally amounts to approximately 20% of the total returns on funds' capital, it is unclear how an increase in net unrealized gains of $1,593.3 million resulted in a $1,300.5 million change in carried interest. Please revise your disclosures to clarify.

16. On page 127, you indicate that placement fees decreased $39.0 million for the year ended December 31, 2009 as compared to the year ended December 31, 2008. You disclose that this change was primarily attributable to decreased fundraising resulting in lower placement fees incurred for your private equity and capital markets funds of $25.6 million and $13.4 million, respectively, during the year ended December 31, 2009 as compared to 2008. You quantify the amount of the decrease between your private equity and capital markets funds, however, you do not provide any additional insight into the reasons why there was decreased fundraising in these two segments. Please revise your disclosure to provide a more robust discussion of the reasons why there was decreased fundraising in your private equity and capital markets funds.

Other Income (Loss), page 127

17. Please expand your discussion of income (loss) from equity method investments to discuss the underlying reasons for the increase of $140.5 million from fiscal 2008 to fiscal 2009. Your disclosure that the increase was driven by changes in the fair values of certain of your private equity and capital markets funds does not provide any insight into the underlying reasons for the significant increase in income (loss) from equity method investments.

Income Tax (Provision) Benefit, page 128

18. Please provide a more robust discussion of the reasons for the fluctuation in the income tax (provision) benefit from fiscal 2008 compared to fiscal 2009. Please discuss the factors that resulted in such a significant change on an effective tax basis.

Summary Combined Segments, page 136

19. We note that in addition to providing the financial results of your three reportable business segments, you further evaluate your segments on what you refer to as your management and advisor (incentive) activities. We note that in addition to disclosing these management and advisor (incentive) activities as they relate to each of your three reportable segments, you also aggregate the management and advisory (incentive) activities of each of your three reportable segments. Please clarify if and how you evaluate the aggregate management and advisor (incentive) businesses. To the extent you deem necessary, discuss these results of these businesses. Furthermore, in order to avoid giving these disclosures more prominence than your segments results as presented for US GAAP purposes, please include your presentation of the aggregate management and advisor (incentive) business after your discussion of your three reportable business segments' results of operations.

20. Please revise your introductory disclosures under the summary combined segments information as well as your introductory disclosures to each of your three reportable business segments tabular presentation of ENI to remind readers how ENI is calculated and to highlight which items in the tabular presentation are not based on GAAP amounts. For example, the compensation and benefits line item should be clearly labeled to clarify that it does not include equity based compensation and those line items that exclude AAA results should be clearly denoted.

Summary, page 137

21. Please reconcile your ENI to net income for all periods presented in the table or include a footnote that references where the reconciliation can be found. Also, provide a summary of ENI as calculated for your reportable segments' ENI with a reconciliation to net income for all periods presented.

Liquidity and Capital Resources

Future Cash Flows, page 159

22. On page 160, you disclose that you agreed to grant 6.7 million RSUs to your employees in the first quarter of 2010. Please disclose the grant date fair value and the related compensation expense that will be recorded as a result of this transaction.

Critical Accounting Policies, page 163

23. You disclose that your MD&A is based upon the consolidated and combined financial statements, which have been prepared in accordance with U.S. GAAP. Please revise your disclosure to indicate that your segment discussion is based on your calculation of ENI, which excludes items that are included in your U.S. GAAP results of operations.

Financial Statements

Statements of Changes in Shareholders' Equity and Partners' Capital, page F-5

24. Please revise your statements of changes in shareholders' equity and partners' capital to include the totals related to Apollo Global Management, LLC shareholders' deficit. Refer to paragraph c of ASC 810-10-50-1A.

25. Please revise your statements of changes in shareholders' equity and partners' capital to disclose the tax effects of all comprehensive income items allocated to the parent and non-controlling interest parenthetically on the face of the financial statement or in a note to the financial statement. Refer to ASC 220-10-55-14.

4. Investments

Other Investments, page F-28

26. Please address the need to provide the financial statements required pursuant to Rule 3-09 of Regulation S-X for any of your significant equity method investees. At a minimum, please provide us your significance tests for Apollo Investment Fund VII, L.P., Apollo Credit Liquidity Fund, L.P. and Apollo Credit Opportunity Funds I, L.P.

10. Debt, page F-40

27. We note your disclosure on page F-41 through F-42 indicates that you are subject to certain negative and affirmative covenants including but not limited to an excess cash flow covenant and an asset sales covenant. In future filings, if it becomes reasonably likely that you may not comply with any material covenant, please present, for your most significant and restrictive covenants, actual ratios and other actual amounts versus minimum/maximum ratios/amounts required as of each reporting date. Such presentation will allow investors to more easily understand your current ability to meet your financial covenants. It may also be necessary to show specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if applicable. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. Please also disclose if there are any stated events of default which would permit the lenders to accelerate the debt if not

cured within applicable grace periods or any cross default provisions in your debt agreements.

14. Commitments and Contingencies

Litigation and Contingencies, page F-56

28. On or about March 21, 2009, an entity known as LLDVF, L.P. commenced an action in the United States District Court for the District of New Jersey against Apollo Management V, L.P., two Apollo partners, certain Apollo investment entities related to the Linen's transaction, certain current and former officers and directors of Linens and certain other investors in Linens. However, on page F-56, you indicate that in any event, the Apollo-related defendants deny the material allegations of the complaint and will contest this case vigorously. It is unclear from this disclosure whether it is reasonably possible that losses may result, regardless of your views on the merit of the case. Please revise your disclosure to include the following:

- The amount of any accrual, if necessary for an understanding of the contingency;
- The range of reasonably possible loss, or:
- State that such a loss cannot be estimated.

If you believe that there is a remote likelihood of incurring any losses related to this matter, please explain in your response.

Closing Comments

You may contact Ernest Green at (202) 551-3733 or Jeanne Baker at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Craig Slivka at (202) 551-3729 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

CC: Monica K. Thurmond, Esq.
        Fax (212) 326-2061